Mentor Promotions, Inc.

                         892 Stegar Town Drive, Suite 34
                              Rockwall, Texas 75032
                                 (972) 772-7740



January 9, 2001

Mr. Letty G. Lynn
Ms. Kara A. Sandler
U.S. Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549-0305


RE:      Mentor Promotions, Inc.
         Form SB-1
         File No. 333-47588


Dear Mr. Lynn and Ms. Sandler:


         In response to your comment letter dated November 7, 2000, because we do not believe we should be classified as a blank check company, we have decided to withdraw the Mentor Promotions, Inc. Registration Statement on Form SB-1, File No. 333-47588.

         I have filed this response on EDGAR. Please let me know if I need to do anything further.


Sincerely,


/s/  Mark Wells
----------------
     Mark Wells